Exhibit 99.1 Press Release Brussels / 13 November 2017 / 14:45 CET

Anheuser-Busch InBev Appoints Michel

Doukeris Zone President North America, CEO

of Anheuser-Busch

Experienced Commercial Leader has Consistently Delivered Topline

Growth in Transforming AB InBev Businesses Worldwide

Brussels, 13 November 2017: Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) announced today that Michel Doukeris has been appointed Zone President North America and CEO of Anheuser-Busch, effective January 1, 2018. Michel presently serves as Chief Sales Officer of AB InBev. He succeeds João Castro Neves, who decided to step down from the role to pursue other opportunities after a long and distinguished career with AB InBev, and will support Michel during a transitional period.

“The US is our most important market and we recognize the need to continue to focus on driving topline growth across our portfolio,” said Carlos Brito, Chief Executive Officer of AB InBev. “Michel has extensive experience delivering results for our business worldwide, including helping to grow Budweiser globally and launching The High End business strategy, which now represents 5 billion USD of sales. He is the ideal person to lead North America at this time, together with an emerging group of leaders being elevated in the company. Our people are key to our future and Michel’s journey with us demonstrates how we develop talent and reward success.”

Brito continued, “We thank João for his 22 years of partnership and significant contributions to our company. He has been an outstanding leader, transforming our business in Latin America North and South. Most recently in the US, he spearheaded foundational changes including winning with our wholesaler partners, expanding our portfolio of craft partners, and accelerating the growth of Michelob Ultra, the fastest-growing beer brand in the US.”

“Anheuser-Busch’s culture and rich brewing history are admired around the world and it is humbling to have the opportunity to lead our North American business,” said Michel Doukeris. “Our success starts with putting the consumer first. I will be focused on working in partnership with our wholesalers and building lasting relationships with our customers and business partners. We have a great team in the US and Canada. I know that together we can grow our business with our portfolio of iconic brands.”

Over the course of his 20-year tenure at AB InBev, Michel has transformed businesses by delivering topline growth, embracing innovation and focusing on long-term results. He oversaw a significant acceleration of our business during his seven years in China. Michel developed AB InBev’s premium portfolio, launched new product portfolios and entered new markets. As Chief Sales Officer he led sales strategy globally including providing strategic insight into the company’s long-term growth plans.

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Press Release Brussels / 13 November 2017 / 14:45 CET

About Michel Doukeris

Michel Doukeris joined our company in 1996 and held sales positions of increasing responsibility before becoming Vice President Soft Drinks for our Latin America North Zone in 2008. He was appointed President AB InBev China in January 2010 and Zone President Asia Pacific in January 2013.

Under Michel’s leadership, AB InBev outperformed the industry in several key metrics, including growth in volumes and earnings, over five years. During his tenure in China, he oversaw Budweiser’s rapid growth, helping to make China Budweiser’s largest growth market.

Michel also championed the creation of The High End business unit, first created in China and the US then expanded to 22 countries around the world during his tenure as Chief Sales Officer. The High End business unit now has more than 5 billion USD in global sales and significant share gains in the premium segment across markets. In addition, he executed a successful new strategy for AB InBev in South Korea, a developed three tier market where we are a leader in the country.

Michel is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina and a Master’s Degree in Marketing from Fundação Getulio Vargas, both in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200 000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).Visit us @ www.ab-inbev.com

Like us @ www.facebook.com/ab-inbev

Follow us @ www.twitter.com/abinbevnews

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Press Release Brussels / 13 November 2017 / 14:45 CET

Contacts

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Peter Dercon Tel: +32 (0) 16 276 823 E-mail: peter.dercon@ab-inbev.com	Mariusz Jamka Tel: +32 (0) 16 276 888 E-mail: mariusz.jamka@ab-inbev.com

Aimee Baxter Tel: +1-646-628-0393 E-mail: aimee.baxter@ab-inbev.com	Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

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